UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

NOVABAY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

66987P201

(CUSIP Number)

OP Financial Limited

Attn: Yanbin (Lawrence) Liu

27/F, Two Exchange Square

8 Connaught Place

Central, Hong Kong

TEL: +852-21350281

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201

1.	Name of Reporting Person OP Financial Limited
2.	Check the appropriate box if a member of a group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES	7.	Sole Voting Power 1,700,000
BENEFICIALLY OWNED BY	8.	Shared Voting power 0
EACH REPORTING	9.	Sole Dispositive Power 1,700,000
PERSON WITH	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person IV, CO

(1) Based on 17,089,304 shares of common stock outstanding as of May 1, 2018.

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of NovaBay Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

Address of Issuer’s Principal Executive Offices:

2000 Powell Street, Suite 1150

Emeryville, California 94608

Item 2.        Identity and Background

This statement is being filed by the following Reporting Person:

OP Financial Limited (“OP Financial”)

Citizenship or Place of Organization:

OP Financial is a public company organized in the Cayman Islands.

Principal Business:

The principal business of OP Financial is as an investment firm focused on cross-border investment opportunities.

Address of Principal Business Office or, if none, Residence:

OP Financial Limited

27/F, Two Exchange Square

8 Connaught Place

Central, Hong Kong

During the last five years, the Reporting Person was not convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the Shares described herein were purchased by the Reporting Person using funds from working capital.

Item 4. Purpose of Transaction.

All Shares were acquired based upon the Reporting Person’s belief that these securities represented an attractive investment opportunity.

(d) On March 21, 2018, the Board of Directors of the Company elected Yanbin (Lawrence) Liu as a director of the Company. Mr. Liu is the Joint Chief Operating Officer & Head of Direct Investment of OP Financial. The Reporting Person sought the appointment of Mr. Liu to the Board of Directors of the Company to provide greater oversight over its investment in the Company common stock and to strengthen its partnership with the Company in the Asia-Pacific region.

Item 5. Interest in Securities of the Issuer.

(a) OP Financial is the beneficial owner of 1,700,000 Shares, which represents 9.9% of all outstanding Shares.

(b) OP Financial:

Sole Voting Power: 1,700,000

Shared Voting Power: 0

Sole Dispositive Power: 1,700,000

Shared Dispositive Power: 0

(c) On February 8, 2018, the Company closed a private placement, pursuant to which the Company issued and sold to OP Financial a total of 1,700,000 shares of its common stock, par value $0.01 per share, for an aggregate purchase price of $5,984,000 (or $3.52 per share). China Kington Asset Management Co. Ltd. served as placement agent in exchange for a commission equal to six percent (6%) of the total purchase price.

(d) This item is not applicable.

(e) This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 and Item 5 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

This item is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2018 OP Financial Limited /s/ Gaobo Zhang Mr. Gaobo Zhang Chief Executive Officer